FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire Holdings US AG 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc

Jersey (Channel Islands)

5 Riverwalk, City West Business Campus

Dublin, 24

Republic Of Ireland

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire Holdings US AG

401(k) Savings Plan (formerly the

Shire US Holdings, Inc. 401(k) Savings Plan)

Financial Statements as of and for

the Years Ended December 31, 2015 and 2014,

Supplemental Schedules as of December 31, 2015,

and Report of Independent Registered Public Accounting Firm

SHIRE Holdings US AG 401(K) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–14

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	15

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2015	16

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

Shire Holdings US AG 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire Holdings US AG 401(k) Savings Plan (formerly the Shire US Holdings, Inc. 401(k) Savings Plan) (the “Plan”), as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) as of December 31, 2015, and delinquent participant contributions for the year ended December 31, 2015, together referred to as “supplemental information,” has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

Certified Public Accountants

West Chester, Pennsylvania

June 22, 2016

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:

Investments at fair value:
Mutual funds	$529,973,152	$510,167,103
Shire plc stock	56,494,485	58,524,398
Stable value common collective trust fund	29,552,243	28,135,986
Participant-directed brokerage accounts	2,362,546	1,023,883

Total investments at fair value	618,382,426	597,851,370

Receivables:
Employer contributions	5,564,083	3,895,610
Other receivable	76,514	80,298
Notes receivable from participants	7,058,601	6,493,636

Total receivables	12,699,198	10,469,544

NET ASSETS AVAILABLE FOR BENEFITS	$631,081,624	$608,320,914

See accompanying notes to financial statements.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Additions:
Investment activity:
Net (depreciation) appreciation in fair value of investments	$(44,191,110)	$14,446,582
Interest and dividends	31,158,335	38,008,336

Total investment activity	(13,032,775)	52,454,918

Interest income on notes receivable from participants	268,003	275,565

Contributions:
Participant	45,566,897	39,304,014
Participant rollovers	18,072,230	9,377,103
Employer	41,007,045	34,857,303

Total contributions	104,646,172	83,538,420

Total additions	91,881,400	136,268,903

Deductions:
Benefits paid to participants	(68,942,006)	(78,603,275)
Administrative expenses	(178,684)	(138,327)

Total deductions	(69,120,690)	(78,741,602)

NET INCREASE	22,760,710	57,527,301

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	608,320,914	550,793,613

End of year	$631,081,624	$608,320,914

See accompanying notes to financial statements.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	PLAN DESCRIPTION

Effective March 16, 2015, the Shire US Holdings, Inc. 401(k) Savings Plan was renamed the Shire Holdings US AG 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of certain U.S. subsidiaries of Shire plc. Subsidiaries covered by the Plan as of December 31, 2015 and 2014 include Shire US Inc., Shire LLC, Shire Executive Services LLC, Shire US Manufacturing Inc., Shire Development LLC, Shire Regulatory Inc., Shire Human Genetic Therapies Inc., Shire Regenerative Medicine LLC, Shire Pharmaceuticals LLC, Shire ViroPharma Inc., ViroPharma Biologics Inc., Shire US Holdings, LLC, SARCode BioScience Inc., SHGT Executive Services LLC, Lumena Pharmaceuticals LLC, and NPS Pharmaceuticals, Inc. (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining 18 years of age.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan. Fidelity Investments Institutional Operations Company Inc. is the record keeper of the Plan. Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is also intended as a plan described in section 401(k) of the Internal Revenue Code (“IRC”). In addition, because the Plan allows participants to invest pre-tax contributions in the Shire Pharmaceuticals Stock Fund (the “Shire Stock Fund”), the Plan and the stock offered thereunder are registered under the Securities Act of 1933.

Contributions — Each year, participants may defer up to 90% of eligible compensation made to pre-tax, Roth, and after-tax contributions, as defined by the Plan, subject to certain IRC limitations. IRC limitations for pre-tax and Roth contributions were $18,000 for 2015 and $17,500 for 2014 calendar years. The IRC limitation for pre-tax, Roth, after-tax, and employer matching contributions was the lesser of 100% of the participant’s eligible compensation or $53,000 for 2015 and $52,000 for 2014 calendar years. If an employee has attained age 50 before the end of the calendar year, pre-tax and Roth contributions may be made at any time throughout the year up to an additional contribution limit of $6,000 for 2015 and $5,500 for 2014 calendar years. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans into the Plan. New hires and rehires are automatically enrolled in the Plan at an initial pre-tax deferral rate of 3% of compensation. Participants have the option at any time to increase or decrease their deferral percentage. Employees have a 30-day window to opt out of the initial 3% deferral rate.

The Company elected to make safe harbor matching contributions in 2015 and 2014 in accordance with statutory requirements. Participants are entitled to receive safe harbor matching contributions in an amount equal to $2.33 for each $1.00 contributed by the participant up to the first 3% of eligible compensation. Additional discretionary amounts may be contributed at the option of the Company. There were no discretionary contributions made in 2015 and 2014.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a stable value common collective trust fund, participant-directed brokerage accounts, and Shire plc stock through the Shire Stock Fund. Participants who are automatically enrolled in the Plan will have their accounts initially invested in an age-appropriate Fidelity Freedom K Fund; however, participants may change their investment funds at any time. All Company contributions are invested in a portfolio of investments directed by the participant. Contributions to the Shire Stock Fund will be limited to no more than 50% of a participant’s deferral contribution and no more than 50% of a participant’s entire balance as a whole can be invested in the Shire Stock Fund. Only future exchanges and deferral contributions that will bring participants over a 50% deferral rate in the Shire Stock Fund or 50% of their account balance in the Shire Stock Fund are affected.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is periodically adjusted to reflect participant and Company contributions, as well as investment income or loss, withdrawals, and administrative expenses. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies along with other plan expenses not paid by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in Company matching contributions. A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for Company matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan. Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions and Company matching contributions made into the Plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on the prime interest rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary. The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Administrative Expenses — Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Revenue Sharing — The Plan has entered into a revenue sharing agreement with Fidelity. Under the terms of the agreement the Plan will earn revenue credits based upon the Plan’s holdings that Fidelity shall fund to the Plan quarterly. The Plan Administrator may direct Fidelity to use amounts held in the revenue credit account to reimburse the Employer for fees and expenses associated with services provided to the Plan, or pay vendors, including Fidelity or third parties, directly. Effective January 1, 2013, amounts unused for expenses may be allocated to participant accounts in accordance with the agreement. During 2015 and 2014, $596,116 and $0, respectively, were allocated to participants’ accounts from the revenue sharing account on a pro rata basis according to their account balances. For plan years 2015 and 2014, Fidelity contributed $333,036 and $209,779, respectively, in revenue sharing credits to the Plan. In addition, during 2015 and 2014 the Plan used $24,101 and $57,769, respectively, of these credits to offset plan expenses. At December 31, 2015 and 2014, the balance in the revenue sharing credit account was $154,901 and $437,793, respectively.

Forfeitures — If a participant terminates employment prior to becoming fully vested, the non-vested portion of the participant’s account, as defined by the Plan, is forfeited. Upon the earlier of a participant receiving a distribution or incurring five consecutive one-year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. Forfeitures may also be used to offset Plan and recordkeeping expenses. At December 31, 2015 and 2014 forfeited non-vested accounts totaled $47,060 and $72,993, respectively. During the years ended December 31, 2015 and 2014, forfeited amounts were used to pay Plan recordkeeping expenses in the amount of $41,775 and $0, respectively. During 2015 and 2014, employer matching contributions were reduced by $0 from forfeited non-vested accounts.

Plan Amendments —

•	Effective March 16, 2015, the following amendments were made to the Plan:

▪	The amendment and restatement of the Basic Plan Document No.17 and its adoption agreement changing sponsorship of the Plan to Shire Holdings US AG and renaming the plan as the Shire Holdings US AG 401(k) Savings Plan.

•	Effective February 21, 2015, there was an amendment to reflect the addition of NPS Pharmaceuticals, Inc. as a participating employer under plan name Shire US Holdings Inc. 401(k) Savings Plan.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	Effective December 2, 2014, the following amendments were made to the Plan:

▪	The amendment and restatement of the Basic Plan Document No.17 and its adoption agreement for the transitioning of the Shire Stock Fund from a unitized fund to share accounting.

Reclassifications — Certain reclassifications have been made to the previous period’s financial statements in order to conform to the current year’s presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Cash balances may exceed federally insured limits. During the years ended December 31, 2015 and 2014, the fair value of investments (depreciated) appreciated by $(44,191,110) and $14,446,582, respectively, due to market volatility related to economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date in an active market. See Note 4 for discussion of fair value measurements. Shares of the Company stock are valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year end. The units of the stable value common collective trust fund are valued using the net asset value (“NAV”) as a practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund, see Note 3. Participant-directed brokerage accounts are valued at quoted market prices of the underlying investments.

Income Recognition — Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Credits earned during the year through the revenue sharing agreement are also included in net appreciation (depreciation), see Note 1.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Management fees and operating expenses of the plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed as incurred. A provision for doubtful accounts has not been recorded as of December 31, 2015 or 2014. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Payment of Benefits — Benefits are recorded when paid.

Change in Accounting Principles — In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”). ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment in order to address the diversity in practice related to how certain investments measured at NAV with redemptions dates in the future are categorized within the fair value hierarchy. This ASU eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy. Reporting entities should continue to disclose information on investments for which fair value is measured at NAV as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from the NAV. ASU 2015-07 is to be applied retrospectively and is effective for interim and fiscal years beginning after December 15, 2015. Early adoption is permitted. Plan management adopted ASU 2015-07 in the accompanying financial statements and they do not believe the adoption of the provision had a material impact on the financial statements. Accordingly, the standard was retroactively applied.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force) (“ASU 2015-12”). ASU 2015-12 is intended to reduce complexity in employee benefit plan accounting. ASU 2015-12 contains three parts intended to simplify employee benefit plan reporting with respect to the following:

•	Part I designates contract value as the only required measure for fully benefit-responsive investment contracts (“FBRIC”), which maintains the relevant information while reducing the cost and complexity of reporting for FBRICs. The amendments in Part I of ASU 2015-12 apply only to defined contribution pension and health and welfare plans that have a direct interest in a FBRIC.

•	Part II simplifies the investment disclosures for all types of employee benefit plans.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	Part III provides for a measurement date practical expedient for plans with a fiscal year-end that does not coincide with a month-end. The amendments in Part III apply to all types of employee benefit plans.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Plans can early adopt any of the three parts without early adopting the other parts. When a part is adopted, it must be adopted in its entirety. Plan management has adopted parts I and II of ASU 2015-12 in the accompanying financial statements and they do not believe the adoption of the provisions had a material impact on the financial statements. Accordingly, these provisions were retroactively applied.

3.	Stable value Common collective trust fund

Effective October 1, 2013, the Plan is invested in the Fidelity Managed Income Portfolio II fund (the “Fund”), which is a common collective trust. The Fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity.

The Fund invests in underlying assets including fixed income securities, which may include US Treasury and agency bonds, corporate bonds, mortgage backed securities, commercial mortgage backed securities, asset backed securities, and shares of money market funds. The fund may also invest in futures contracts, option contracts, and swap agreements. In addition the fund maintains a wrapper contract issued by insurance companies and other financial institutions designed to allow the portfolio to maintain a constant NAV and to protect the portfolio in extreme circumstances. All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Fund agreement.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participant-directed withdrawals of the Fund may be made on a daily basis. Participant-directed exchanges to another investment option may be made on a daily basis as long as the exchange is not directed into a competing fund (money market funds or specific other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a completing fund may occur. Withdrawals directed by the Plan must be preceded by written notice to the Fund’s trustee 12 months in advance.

4.	INVESTMENTS

Fair Value Measurements — The Plan follows ASC 820, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities at the measurement date;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

Investments measured at fair value consisted of the following types of instruments as of December 31, 2015 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Shire plc common stock	$56,494,485	$-	$-	$56,494,485
Mutual funds	529,973,152	-	-	529,973,152
Participant-directed brokerage accounts	2,362,546	-	-	2,362,546

Total assets in the fair value hierarchy	$588,830,183	$-	$-	$588,830,183

Investments measured at net asset value (a)				29,552,243

Total investments measured at fair value				$618,382,426

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Investments measured at fair value consisted of the following types of instruments as of December 31, 2014 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Shire plc common stock	$58,524,398	$-	$-	$58,524,398
Mutual funds	510,167,103	-	-	510,167,103
Participant-directed brokerage accounts	1,023,883	-	-	1,023,883

Total assets in the fair value hierarchy	$569,715,384	$-	$-	$569,715,384

Investments measured at net asset value (a)				28,135,986

Total investments measured at fair value				$597,851,370

(a)	In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The valuation techniques used to measure fair value of the investments are included in Notes 2 and 3. The described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments Measured at NAV – The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Fidelity Managed Income Portfolio II	$29,552,243	$–	Daily	12 months

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Fidelity Managed Income Portfolio II	$28,135,986	$–	Daily	12 months

During the years ended December 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(44,191,110) and $14,446,582, respectively.

5.	exempt party-in-interest and related party TRANSACTIONS

Certain Plan investments are shares of mutual funds and a stable value common collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain administrative fees have been paid through a revenue sharing agreement with Fidelity rather than direct payments, see Note 1. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund. In addition, the Plan invests in Shire plc common stock. Shire Holdings US AG is the Plan sponsor and, therefore, these transactions qualify as related party and party-in-interest transactions. The Plan held 275,578 and 275,352 shares of the Shire Stock Fund at a fair value of $56,494,485 and $58,524,398 at December 31, 2015 and 2014, respectively. In connection with the Shire Stock Fund, the Plan earned $191,679 and $183,872 in dividends in 2015 and 2014, respectively. The Plan also carries notes receivable from participants, which are party-in-interest transactions.

6.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the following participant contributions to the Trustee subsequent to the date required by Department of Labor Regulation 2510.3-102.

Contribution Date	Amount	Remittance Date

Payroll contributions:
February 13, 2015	$48,674	August 7, 2015

The Company filed Form 5330 with the Internal Revenue Service and paid the excise tax related to the nonexempt party in interest transactions. The Company also calculated and remitted to the Plan an amount representing the earnings that the contributions would have earned if they had been deposited timely.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

8.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable determination letter from the Internal Revenue Service (“IRS”) on March 31, 2014, and the Plan also received a favorable determination letter from the IRS, dated June 17, 2004, both stating that the Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letters. However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

9.	RECONCILIATION of financial statements TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014.

	2015	2014

Net assets available for benefits per the financial statements	$631,081,624	$608,320,914
Adjustment from NAV to fair value for common collective trusts	212,168	410,860
Net assets available for benefits per Form 5500, Schedule H Part I (line L)	$631,293,792	$608,731,774

For the years ended December 31, 2015 and 2014, the following is a reconciliation of the net increase per the financial statements to net income per the Form 5500:

	2015	2014
Net increase per the financial statements	$22,760,710	$57,527,301
Prior year adjustment from NAV to fair value for common collective trusts	(410,860)	(354,201)
Current year adjustment from NAV to fair value for common collective trusts	212,168	410,860

Net income per 5500, Schedule H, Part II (line 2k)	$22,562,018	$57,583,960

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

10.	SUBSEQUENT EVENTS

Effective January 22, 2016, the Company acquired Dyax Corp. Dyax Corp. sponsored the Dyax Corp. 401(k) Profit Sharing Plan (the “Dyax Plan”) that was subsequently terminated. Effective January 22, 2016, participants of the Dyax Plan were eligible to enter the Plan. In addition, during 2016, $128,330 of participant loans from the Dyax Plan was transferred into the Plan.

On June 3, 2016, the Company completed its acquisition of Baxalta. In connection with the transaction, it has not been determined if or when the former Baxalta employees will be participants in the Plan, or if the Baxalta plan will be merged into the Plan.

Plan management has evaluated subsequent events through June 22, 2016, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 Plan # 001 EIN 61-1323690

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost	Value

	MUTUAL FUNDS—
*	Fidelity Investments	Fidelity Cash Reserves	**	$ 53,830
	Natixis Funds	Loomis Sayles Strategic Income Y	**	16,882,586
	Allianz Funds	Allianz NFJ Dividend Value Institutional	**	26,805,489
	Mainstay	Mainstay Large Cap Growth I	**	33,113,806
	T. Rowe Price	T. Rowe Price Dividend Growth Fund	**	31,948,927
	American Funds	American Funds EuroPacific Growth R5	**	27,088,185
	Delaware	Delaware Small Cap Value Institutional	**	12,127,918
	Oppenheimer Funds	Oppenheimer Developing Markets Y	**	18,738,143
	Eagle	Eagle Small Cap Growth R5	**	25,077,750
	Goldman Sachs	Goldman Sachs Mid Cap Value	**	21,930,172
	Victory Munder	Victory Munder Mid Cap Growth Fund	**	31,416,750
	JPMorgan	JPMorgan Core Plus Bond Fund	**	28,712,075
*	Fidelity Investments	Fidelity Spartan Extended Mkt Index Inv	**	15,544,101
*	Fidelity Investments	Fidelity Spartan 500 Index Fund	**	41,685,976
*	Fidelity Investments	Fidelity Spartan International Index Advantage	**	4,323,793
*	Fidelity Investments	Fidelity Spartan US Bond Index Advantage	**	3,281,489
*	Fidelity Investments	Fidelity Freedom K 2005	**	113,281
*	Fidelity Investments	Fidelity Freedom K 2010	**	979,278
*	Fidelity Investments	Fidelity Freedom K 2015	**	5,297,884
*	Fidelity Investments	Fidelity Freedom K 2020	**	20,168,687
*	Fidelity Investments	Fidelity Freedom K 2025	**	18,513,324
*	Fidelity Investments	Fidelity Freedom K 2030	**	31,986,159
*	Fidelity Investments	Fidelity Freedom K 2035	**	32,715,037
*	Fidelity Investments	Fidelity Freedom K 2040	**	39,384,234
*	Fidelity Investments	Fidelity Freedom K 2045	**	25,065,145
*	Fidelity Investments	Fidelity Freedom K 2050	**	12,095,069
*	Fidelity Investments	Fidelity Freedom K 2055	**	1,978,170
*	Fidelity Investments	Fidelity Freedom K 2060	**	102,156
*	Fidelity Investments	Fidelity Freedom Income	**	2,843,738

	PARTICIPANT-DIRECTED FUNDS—
*	Fidelity Brokerage Link	Participant-Directed Brokerage Account	**	2,362,546

	CORPORATE STOCK—
*	Shire plc Common Stock	Shire plc Common Stock	**	56,494,485

	COMMON COLLECTIVE TRUSTS—
*	Fidelity Investments	Fidelity Managed Income Portfolio II, Class 1	**	29,552,243	(a)

	PARTICIPANT LOANS—
*	Participant Loans	Interest rates at 4.25% to 9.25%	-0-	7,058,601

*	Party-in-interest.
**	Cost data has been omitted for participant directed investments.
(a)	Reported at the fund's Net Asset Value.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015 Plan # 001 EIN 61-1323690

	Total That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred late to the Plan

Check here if late participant loan contributions are included: ___	-	$48,674	-	-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shire Holdings US AG 401(k) Savings Plan
(Name of Plan)

/s/ Annabelle Houseaux
Annabelle Houseaux
Plan Administrator

/s/ Christopher A. Nicholas
Christopher A. Nicholas, CPA
Head of Finance Operations – North America

Date: June 22, 2016